June 8, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Michael Purcell

Mr. Kevin Dougherty

Mr. John Coleman

Ms. Joanna Lam

Mr. Craig Arakawa

Re:	Brazil Potash Corp.

  Amendment No. 3 to Draft Registration Statement on Form F-1

  CIK No. 0001472326

Ladies and Gentlemen:

This letter is submitted on behalf of Brazil Potash Corp., a corporation incorporated and existing under the laws of the Province of Ontario, Canada (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the draft Registration Statement on Form F-1 (as amended, the “Registration Statement”) confidentially submitted by the Company to the Commission on February 13, 2023 (“Amendment No. 2”), as set forth in the Commission’s letter dated March 3, 2023 addressed to Mr. Matthew Simpson, Chief Executive Officer and a Director of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting to the Commission Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes that reflect responses to the Staff’s comments, for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). In addition to addressing the Staff’s comments in the Comment Letter, the Company has revised the Registration Statement to include the financial results and the audited consolidated financial statements of the Company as of and for the year ended December 31, 2022, and to update certain other disclosures.

The Company respectfully advises the Staff that the Company also intends to register the initial public offering of its common shares (as contemplated under the Registration Statement) in Canada by filing a Canadian base PREP prospectus in all provinces and territories of Canada, except Quebec, and in connection with such Canadian registration, the Company submitted a pre-filing application, which included a draft of Amendment No. 2 (the “Canadian Pre-Filing Application”), to the Ontario Securities Commission. Amendment No. 3 also includes updates to certain disclosures therein in response to comments from the Ontario Securities Commission to the Canadian Pre-Filing Application.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment in boldfaced print. Unless otherwise indicated, page references in the Staff’s comments refer to Amendment No. 2, and page references in the Company’s responses refer to Amendment No. 3.

U.S. Securities and Exchange Commission

June 8, 2023

Form DRS/A Submitted February 13, 2023

Prospectus Summary

Organizational Structure, page 1

1.

We note your response to prior comment 1 that you expect the transfer of 0.01% transfer is expected to be registered by the end of February 2023 or prior to the effectiveness of the Registration Statement. Please update your next amendment if such transfer has been registered or provide a timeline when you expect such transfer to be registered.

The Company respectfully advises the Staff that Forbes Empreendimentos Minerais Ltda. has completed the transfer of its 0.01% stake in Potássio do Brasil Ltda. to the Company, and that the Company is now the sole shareholder of Potássio do Brasil Ltda. Such transfer, and the Company being the sole shareholder of Potássio do Brasil Ltda., have been registered with JUCEA (Junta Comercial do Estado do Amazonas), the registration agency of the state of Amazonas, Brazil, effective as of April 20, 2023.

Civil Investigation; Mining Rights Surrounding Other Indigenous Communities, page 98

2.

In response to prior comment 5, we note your disclosure that if the decisions rendered by the lower and appellate courts are upheld and the Supreme Federal Court’s decision becomes final, the Brazilian National Mineral Agency may interpret the Supreme Federal Court decision as applying to all mining rights in areas within 10 kilometers (or approximately 6.2 miles) of indigenous lands, which would affect the Autazes Property with respect to the areas surrounding the Jauary indigenous land (which is indigenous land demarcated by FUNAI and located within the Autazes Property on which certain Mura indigenous communities live). While we note disclosure on page 112 that Mineral Reserve estimates are only reported for the mineral rights located outside the Jauary indigenous land, please disclose any impact such a court outcome and any related interpretations of the Brazilian National Mineral Agency could have on your proposed operations, such as your 24 properties consisting of a total area of approximately 5.9 square miles, which you disclose include surface rights on the land on which your proposed mine shafts, processing plant, and port for the Autazes Project will be constructed, and your remaining 18 properties that you intend to acquire, which primarily will be used for the sites for your dry stacked tailings piles.

The Company has revised the disclosure in “Business—Civil Investigation relating to Mining Rights Surrounding Other Indigenous Communities” (page 104) to disclose the potential impact of the Supreme Federal Court’s final decision and the potential related interpretation by the Brazilian National Mineral Agency of such decision on the Company’s proposed development of the Autazes Project.

Description of the Autazes Project and the Autazes Property, page 113

3.

We note your response to comment 7 and we partially reissue the comment. Please disclose the price, cut-off grade, and metallurgical recovery for your mineral resources as required by Item 1304(d)(1) of Regulation S-K. We suggest including this information as a footnote to your resource table. Resources should only be disclosed exclusive of mineral reserves in the registration statement.

U.S. Securities and Exchange Commission

June 8, 2023

In addition, it appears that the resource and reserve numbers in your registration statement were reported using English units, compared to the resource and reserve numbers in your technical report summary that were reported using metric units. If true, please include footnotes to the resource and reserve tables in your registration statement clarifying that the units are different than the units in your technical report summary.

The Company has revised the disclosure immediately following the Mineral Resource estimates table in “Description of the Autazes Project and the Autazes Property—Mineral Resource and Mineral Reserve Estimates—Mineral Resource Estimates” (page 118) to include the price, cut-off grade, and metallurgical recovery for the Company’s Mineral Resource estimates as required by Item 1304(d) of Regulation S-K.

The Company has also removed the table showing the Mineral Resource estimates inclusive of the Mineral Reserve estimates in “Description of the Autazes Project and the Autazes Property—Mineral Resource and Mineral Reserve Estimates—Mineral Resource Estimates” (page 118).

The Company respectfully refers the Staff to disclosure in “About This Prospectus—Mineral Disclosure” (page ii), and the italicized lead-in paragraph in “Description of the Autazes Project and the Autazes Property” (page 105), stating that “Certain numeric values describing the Autazes Project disclosed herein have been converted from the metric system of measurement, which is used in the Technical Report, to the imperial system of measurement commonly used in the United States.” The Company has further added a footnote to the Mineral Resource estimates table in “Description of the Autazes Project and the Autazes Property—Mineral Resource and Mineral Reserve Estimates—Mineral Resource Estimates” (page 118) and the Mineral Reserve estimates table in “Description of the Autazes Project and the Autazes Property—Mineral Resource and Mineral Reserve Estimates—Mineral Reserve Estimates” (page 118) to clarify the differences in measurement units used in the Registration Statement and the Technical Report Summary.

4.	We note your response to comment 7. Please tell us the basis for the $463 per ton MOP reserve price and reconcile this price to the pricing in your technical report summary.

The Company has revised the product price to $381 per ton of MOP and added disclosure in “Description of the Autazes Project and the Autazes Property—Mineral Resource and Mineral Reserve Estimates—Mineral Resource Estimates” (page 118) and “—Mineral Reserve Estimates” (page 119) to describe the basis for the product price of $381 per ton of MOP. The Company respectfully advises the Staff that such product price is the result of converting $420 per metric ton of MOP (which is stated in the Technical Report Summary) to $381 per (U.S.) ton of MOP (calculation is $420 / 1.10231).

Item 8. Exhibits and Financial Statement Schedules

96.1, page II-6

5.

We note your response to comment 11 and we partially reissue the comment. For mineral reserves and mineral resources please disclose the assumed costs and commodity price associated with your cut-off grade.

U.S. Securities and Exchange Commission

June 8, 2023

The Company has revised the disclosure in “Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study—Chapter 1: Executive Summary—Section 1.8: Mineral Resource and Reserve Estimates” (page 24 of Exhibit 96.1), “—Chapter 11: Mineral Resource Estimates—Section 11.3: Estimation Method” (page 78 of Exhibit 96.1), “—Chapter 11: Mineral Resource Estimates—Section 11.4: Mineral Resource Classification” (page 78 of Exhibit 96.1), and “—Chapter 12: Mineral Reserve Estimates—Section 12.4: Mineral Reserve Classification and Estimate” (page 92 of Exhibit 96.1) to include the assumed costs and commodity price associated with the cut-off grades.

6.	Please revise to include the information required by Item (601)(b)(96)(iii)(B)(17)(vi) of Regulation S-K.

The Company has added additional disclosure in “Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study—Chapter 17: Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups—Section 17.6: Opinion of Qualified Person” (page 242 of Exhibit 96.1) to include the information required by Item (601)(b)(96)(iii)(B)(17)(vi) of Regulation S-K.

7.

We note your response to comment 12. We understand that you use an average MOP price of $551.0 per ton in your cash flow analysis which appears to be higher than the marketing report price that is provided in Section 16 of your technical report summary. For example, Table 92 on page 190 of the technical report summary indicates that pricing will normalize by 2026 to approximately $346 per ton. Please provide additional information regarding the use of the $551.0 per ton MOP price in your discounted cash flow analysis as suggested by Item 1302(e)(4) of Regulation S-K.

Additionally, we note that the pricing used in your discounted cash flow analysis appears to escalate throughout the life of your project, which appears to represent pricing and revenue numbers that are presented in nominal terms, which includes inflation throughout the life of your project. In contrast, it appears the cost information presented in your discounted cash flow analysis is presented in constant current dollars, or real terms, which does not include inflation. Please advise.

The Company respectfully advises the Staff that the Company’s discounted cash flow analysis uses the long term potash price forecast prepared by the CRU Group (“CRU”) as shown in Table 95 (Long term potash price forecast from 2029-2051) (page 193 of Exhibit 96.1) in “Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study—Chapter 16: Market Studies—Section 16.3: MOP Price Development—Escalation of the LRMC”. Table 92 (Medium term potash price forecast up to 2026) in the Technical Report Summary (page 190 of Exhibit 96.1) shows the medium term price outlook to 2026, whereas Table 95 (Long term potash price forecast from 2029-2051) in the Technical Report Summary (page 193 of Exhibit 96.1) shows the long run marginal cost (“LRMC”) from 2029 to 2051, which aligns with the anticipated years of potash production for the Autazes Project. As required by Item 1302(e)(4) of Regulation S-K, the Company has revised the disclosure in “Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study—Chapter 16: Market Studies—Section 16.3: MOP Price Development” (pages 190–193 of Exhibit 96.1) to provide the basis for using LRMC, and to explain the basis for CRU’s price outlook, including commentary on CRU’s views with respect to price escalation beyond inflation. Additionally, the Company has added additional disclosure,

U.S. Securities and Exchange Commission

June 8, 2023

including a new Table 94 (Escalation of the LRMC) (page 192 of Exhibit 96.1), in “Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study—Chapter 16: Market Studies—Section 16.3: MOP Price Development—Escalation of the LRMC” to provide a description of the price escalation beyond inflation.

In addition, the Company respectfully advises the Staff that both the pricing information and the cost information used in the Company’s discounted cash flow analysis are presented in constant current dollars, or real terms (which does not include inflation). Furthermore, the Company has revised Table 95 (Long term potash price forecast from 2029-2051) (page 193 of Exhibit 96.1) in “Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study—Chapter 16: Market Studies—Section 16.3: MOP Price Development—Escalation of the LRMC” to include a comparison of the nominal prices against the real dollar prices for the anticipated years of potash production for the Autazes Project.

8.

We note your response to comment 13 and we reissue the comment. Only the categories of information under Item 1302(f)(1) of Regulation S-K should be included in this section of your technical report summary. Other information that has been included in this section should be removed and or moved to another section of the technical report so that the information is consistent with the disclosure specified under Item 1302(f)(2) of Regulation S-K.

The Company has revised the disclosure in “Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study—Chapter 25: Reliance on Information by the Registrant” (pages 330–331 of Exhibit 96.1) to remove the categories of information that are not covered by Item 1302(f)(1) of Regulation S-K.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact me at (954) 768-8221; distefanor@gtlaw.com, or William Wong at (310) 586-7858; wongw@gtlaw.com.

Sincerely,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano, Esq.

cc:	Matthew Simpson, Chief Executive Officer, Brazil Potash Corp.

Ryan Ptolemy, Chief Financial Officer, Brazil Potash Corp.

William Wong, Esq., Greenberg Traurig, LLP

Samir A. Gandhi, Esq., Sidley Austin LLP

Daniel A. O’Shea, Esq., Sidley Austin LLP